Exhibit 99.2

August 8, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is a review of the financial position of Claude Resources Inc. (“Claude” or the “Company”) as at June 30, 2008 compared to December 31, 2007, and the results of operations for the three months and six months ended June 30, 2008 compared with the corresponding periods of 2007.  This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis is current to July 31, 2008 (except as otherwise noted).  The Board of Directors reviewed and approved the disclosure presented herein through the Audit Committee.  This discussion should be read in conjunction with the Company’s 2007 annual Management’s Discussion and Analysis and 2007 annual audited consolidated financial statements and notes to those statements. All amounts are expressed in millions of Canadian dollars, except where otherwise indicated.

EXPLORATION

Claude Resources continued its aggressive advanced exploration strategy during the second quarter.  Exploration efforts were focused at the Madsen Property on the expansion of the high grade discovery in the Fork Zone target and continued drill testing in the Starratt Olsen Footwall, Russett Lake South (“Russett Shoots”) and Polymetallic target areas.   Historic data capture and verification continued, with the contracting of SRK Consulting Ltd. (“SRK”) from Toronto. In preparation for underground drilling from the 1200 level in the fourth quarter, dewatering and rehabilitation of the Madsen shaft continued, reaching 50 feet below the 1100 level at the end of July.

Exploration efforts at Seabee continued with the finalization of the revised Santoy 8 mineral resource and the filing of a 43-101 technical report.

Madsen Project

The Madsen mine, having produced in excess of 2.6 million ounces over its 40 year history, was the third largest gold producer in the Red Lake camp.  The property comprises over 4,000 hectares and includes a fully functional, 700 tons per day gold mill, 4,000 foot deep shaft and permitted tailings facility.

Historic drilling by Madsen Gold Corp and Placer Dome highlighted the potential of the Fork zone target area to host both replacement style and high grade, vein-hosted mineralization associated with the hanging wall contact of the ultramafic trend.  Drilling continued during the second quarter focusing on infilling to a 30 to 40 meter spacing within the central high grade shoot (See Media Release April 16, 2008: “Claude Resources Reports Drill Results of 17.32 g/t Au over 10.33 meters”) as well as testing the northern and southern strike extensions and a sub-parallel structure located approximately 100 meters into the footwall.  Infill holes showed continuity of the visible gold-bearing vein system over a strike length in excess of 200 meters.  Results released to date have defined the mineralized structure over a strike length of 340 meters and it remains open along strike to the south and down plunge.  The Company is actively testing the Fork Zone target with one drill rig dedicated to this area.

At the Starratt Olsen mine, approximately 2.2 kilometers south of the Madsen mine, historic production from 1948 through 1956 produced approximately 164,000 ounces of gold at 0.18 ounces per ton.  Geologically, the mine is analogous to the Madsen setting, with historic production from replacement-style, “tuff” mineralization and a highly prospective and underexplored footwall mafic-ultramafic package.  Following the discovery of high grade, shear-hosted vein systems, 185.62 grams per tonne over 0.41 meters and 26.85 grams per tonne over 0.58 meters, associated with the footwall contact of the ultramafic trend (See Media Release dated April 8, 2008: “Claude Drills 185.62 g/t Gold over 0.41 m”), exploration continued with the testing of the mafic-ultramafic trend over a strike length of 1,600 meters.  Two high priority areas have been identified for follow-up drilling within a mineralized system intersected over a strike length of 1,400 meters.

Historic drilling at the Polymetallic target that was completed by Placer Dome during 2002 and 2003 returned elevated values of tungsten, molybdenum, copper and gold.  To date, Claude has completed seven holes, testing an area of 1,200 by 700 meters.  The drilling intercepted brecciated, veined and chlorite-epidote altered basalt in the contacts of a feldspar porphyry sill complex.  Mineralization consists of disseminated and vein-hosted molybenite, chalcopyrite, scheelite, and pyrrhotite.  Initial assay results have been received and check assays are pending.  A summer field program of outcrop stripping, mapping and sampling is planned to better understand the structural setting and continuity of mineralization intersected during the spring drill program.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 2

The Russett Shoots target is located along the footwall contact of the main ultramafic unit, directly beneath Russett Lake.  It relates to the dip continuity of the historic “Russett Iron Formation zones”.  Placer Dome tested this area returning highly anomalous gold and arsenic in basalt over a 100 meter interval in widely spaced regional drilling.  Current drilling is planned to test the prospective basaltic package over a strike length of 600 meters on 150 meter centers.

The re-commissioning work of the 5 compartment 4,000 foot headframe-hoist-shaft continued during the second quarter.  Final testing of the shaft and hoist was completed early in the third quarter and will allow for full access beyond shaft confines to the underground levels for the purpose of exploration.  At the end of July 2008, the water level was drawn down to approximately 50 feet below the 1100 level.  After a review of the available underground development and geological data a decision was made to utilize the 1200 level as an exploration platform.  Drilling from this platform is expected to begin during the fourth quarter while de-watering continues to shaft bottom (2400 level).

The underground drill program will focus initially on testing the plunge and strike continuity of the 8 Zone lens, as well as several other high priority, deep targets.  The 8 Zone was mined between the 2300 and 2700 levels from its discovery in 1969 until the mine closure in 1976.   Underground mapping and historic documentation shows the development of a series of high-grade quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies.  The system remains open in all directions and shows strong similarities to high grade mineralization presently being mined at Goldcorp’s Red Lake Complex.

In preparation for the advancement of underground exploration and a revised resource estimate, compilation and verification of historic mine data continued throughout the second quarter. Drillhole data capture continued with the present database incorporating in excess of 10,000 historic boreholes. SRK has been contracted to integrate this data and to produce a NI 43-101 compliant resource estimate and supporting technical report that is anticipated late in the third quarter.  SRK is also in the process of completing a structural study of the Madsen property. The study will help guide exploration both within the Madsen ‘tuff’ trend and in the footwall environment.

Seabee Property

During the second quarter, Claude continued to expand its strategy of defining and developing satellite ore bodies within trucking distance of the Seabee mill.  Exploration activities focused on finalizing the Santoy 8 and 8E mineral resource, located approximately 14 kilometers east of the Seabee mine and accessed via an all-weather road, and the filing of a 43-101 technical report. As a result, during the second quarter an updated mineral resource estimate containing 727,500 tonnes at 8.98 g/t of indicated resource and 391,500 tonnes at 8.08 g/t of inferred resource at a 3.0 g/t cut-off was outlined (See Media Release dated April 21, 2008: “Claude Resources Reports Indicated Resource of 727,500 Tonnes at 8.98 g/t at Santoy 8”).  This represents a significant upgrade in the size and grade of the deposits.

Claude is currently completing environmental studies in preparation for commercial mining of the Santoy 8 and 8E deposits in 2009.

At the Porky West deposit, an additional 50,000 tonne bulk sampling permit was obtained during this quarter.  Dewatering of the decline and underground development was initiated on June 19th, with sampling planned for the middle of the third quarter.  Combined with the Santoy 7 and 8 deposits, the potential commercial development of Porky West brings us closer to full integration of satellite production into the Seabee central milling complex.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays.   Samples are analyzed by a 30 gram fire assay with a combination of atomic absorption, gravimetric and or screen metallic finish at an independent ISO approved facility. Intercepts are reported as drilled widths and range from 65 to 90% of true width.

All exploration programs are carried out under the direction of Qualified Person Brian Skanderbeg, P.Geo., Vice President Exploration for Claude Resources.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 3

OPERATIONS

Gold

For the quarter ended June 30, 2008, Claude milled 57,984 tonnes at a grade of 6.45 grams per tonne with recoveries of 95.9%.  Sales volume was 10,751 ounces of gold; produced ounces were 11,531.  For the six months ending June 30, 2008, Claude milled 109,095 tonnes at a grade of 5.95 grams per tonne with recoveries of 95.7%.  Sales volume was 19,570 ounces of gold; produced ounces were 19,953.

The 18% production increase over the first quarter of 2008 was due largely to the Company’s ability to address equipment availability issues and, as well, operations mined higher grade ore from Santoy 7 and higher grade blocks at the Seabee mine. Production output was consistent with Management guidance.  As well, constantly improving operational efficiencies and mine planning resulted in improved head grades and steady production from the Santoy 7 project.  In addition, the Seabee mine focused on developing its higher grade 9311 stope block in conjunction with dilution control over its narrow vein stoping blocks, namely the 8309 and 8310 stopes.

In April, the Seabee operation completed the re-supply over its winter ice road.  To address capacity constraints and operating efficiency issues the Company invested approximately $7.0 million dollars in capital equipment and infrastructure.  This included underground trucks, scoops, fuel efficient Gensets, a surface haul truck, dozer, Knelson concentrator, scissor lift, diesel and propane storage tanks and a portable refuge station.

Seabee Q2 Operating Results

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Tonnes milled(1)	57,984	49,440	109,095	96,448
Grade processed Au (g/t)	6.45	6.38	5.95	5.77
Recovery (%)	95.9%	96.4	95.7%	95.4%
Sales volume Au (ounces) (2)	10,751	7,112	19,570	14,600
Production volume Au (ounces) (1)	11,531	9,769	19,953	17,066
Mine operating costs ($ millions)	8.1	5.2	14.5	9.9
Cash operating costs per ounce sold (CDN $)	750	732	740	678

(1)    Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
 (2)  Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.

Total mine operating costs increased 46% to $14.5 million from $9.9 million last year.  This result was due to increased tonnes mined and milled and increases in labour and material costs within a very competitive market place.  Costs of supplies have out-paced wage pressure over the last three years and continue to be the norm for the Canadian mining industry.

Health, Safety, Environment and Community

During the quarter, Claude held Community Consultation Meetings at Stanley Mission, Sandy Bay, Pelican Narrows and La Ronge with respect to the Santoy 8 project.  Claude Resources continues to strive to maintain harmonious relationships with its neighbouring communities.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 4

Management continues to focus on strengthening its operational team and systems in order to continuously improve our health, safety and environmental programs.  The Company continuously reviews aspects of operations with the added assistance of professional consultants while strengthening our internal training programs by adding the necessary resources to our Training, Safety and Environmental Departments.

Oil & Natural Gas

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta and Saskatchewan.

The Company has various non-operating working interests in oil, ngls and natural gas in Alberta. These Alberta properties provide 90% of the total production for oil and ngls and 100% of the production of natural gas. The Nipisi Unit is a unitized oil field with 166 producing wells operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 52 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.

Effective April 1, 2008, the Company completed a transaction whereby in return for one third of its working interest in the Alberta oil and natural gas assets, the Company eliminated the 70% production royalty on the remaining two thirds interest.  Management undertook this transaction to ensure the assets are more readily marketable.  (See Media Release dated July 14, 2008 “Claude Resources Inc. Puts Oil & Natural Gas Assets on the Market”). As a direct result of this transaction, the incremental net cash flow from oil and natural gas operations is expected to increase by as much as $250,000 per month.

In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.

Gross oil, ngls and natural gas operations continue to positively impact cash flow from operations before net change in non-cash working capital items. Higher realized petroleum and natural gas prices, the elimination of the production royalty and lower operating costs have resulted in an increase in contributed cash flows (Q2 2008 - $1.6 million; Q2 2007 - $0.4 million).

RESULTS OF OPERATIONS

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).  The Company reports the results of its operations in two reportable industry segments: (1) gold mining and exploration and (2) oil, ngls and natural gas production: the reader is reminded that, as a result of the oil and natural gas transaction discussed above, 2008 amounts include only two thirds of the comparative 2007 working interests. A reconciliation of reported net sales is included in Note 9 to these unaudited financial statements.

FINANCIAL

Highlights
	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Revenue ($ millions)	12.2	7.3	22.6	15.2
Net loss ($ millions)	(0.8)	(3.4)	(0.3)	(3.4)
Loss per share ($)	(0.01)	(0.04)	(0.00)	(0.04)
Average realized gold price (CDN $/ounce / US $/ounce)	915/906	695/633	918/912	731/644
Total cash operating costs (CDN $/ounce / US $/ounce)	750/743	732/667	740/735	678/597
Working capital ($ millions)	19.1	14.5	19.1	14.5

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 5

For the three months ended June 30, 2008, the Company recorded a net loss of $0.8 million, or $0.01 per share. This compares to a net loss of $3.4 million, or $0.04 per share, for the comparable period in 2007.

For the six months ended June 30, 2008, the Company recorded a net loss of $0.3 million, or $0.00 per share, after a $2.2 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares.  This compares to a net loss of $3.4 million, or $0.04 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2007.

Revenue

Total revenue generated for the second quarter was $12.2 million, a 67% increase over the $7.3 million reported for the same period in 2007.  The Seabee operation contributed $9.8 million to revenue during the second quarter of this year compared to $4.9 million reported for the same period in 2007.  This increase was due to higher gold sales volume (Q2 2008 - 10,751 ounces; Q2 2007 - 7,112 ounces) and much improved Canadian dollar gold prices realized:  Q2 2008 - $915 (US $906); Q2 2007 - $695 (US $633).   The 43% increase in the US dollar price of gold was partially offset by the appreciating Canadian versus US dollar.

Total revenue for the first six months of 2008 increased 49% to $22.6 million from $15.2 million reported in the first six months of 2007.  The Seabee mine contributed $18.0 million to revenue, a 68% increase from the $10.7 million reported in 2007.  The improvement was a result of higher gold sales volume (2008 - 19,570 ounces; 2007 - 14,600 ounces) combined with a 26% improvement in Canadian dollar gold prices realized:  2008 - $918 (US $912); 2007 - $731 (US $644).

Despite the transfer of one third of the Company’s working interest in its Alberta oil and natural gas assets, gross oil, ngls and natural gas revenue for the quarter ended June 30, 2008 increased 4% to $2.4 million from $2.3 million reported for the same period in 2007. This result was largely attributable to an increase in petroleum and natural gas prices realized offset by normal production declines.

Oil and ngls sales volume for the first six months of 2008 was 27,200 barrels, 15% lower than the 32,100 barrels sold during the same period in 2007.  The decrease was partially attributable to the one third reduction of the Company’s working interests in its Alberta oil and ngls assets.  The transaction that eliminated the production royalty resulted in approximately 5,100 fewer barrels for the Company.   During the six months ending June 30, 2008, the average realized price per barrel of oil and ngls in Canadian dollars was $100.08 (US $99.39).  This represents a 55% improvement over average realized prices of $64.45 (US $56.79) per barrel for the comparative period in 2007.

Natural gas sales volume, also impacted by the one third reduction of the Company’s working interests in its Alberta natural gas assets, decreased to 214 MMCF for the first six months of 2008 from 301 MMCF during the similar period in 2007.  The transaction that eliminated the production royalty accounted for approximately 46 MMCF of the reported decrease.

Expenditures

For the three months ended June 30, 2008, total mine operating costs increased 56% to $8.1 million from $5.2 million for the same period last year. These operating costs divided by improved gold sales volume resulted in a 2% increase in Canadian dollar cash operating cost per ounce:  Q2 2008 - CDN $750 (US $743); Q2 2007 - CDN $732 (US $667).  Oil, ngls and natural gas operating costs fell 28% period over period.  This was primarily attributable to the transaction eliminating the production royalty.

For the first half of 2008 the Company reported mine operating costs of $14.5 million, a 46% increase from the $9.9 million recorded in 2007. Operating costs have been under pressure for the past several quarters, largely due to rising labour and material costs.  Total cash cost per ounce increased  by 9% to CDN $740 (US $735) per ounce this year to date from CDN $678 (US $597) per ounce in 2007.  This result was due to a combination of higher operating costs divided by higher gold sales volume and a stronger Canadian versus US dollar.  Oil, ngls and natural gas operating costs fell 10% to $0.9 million in 2008 from $1.0 million for the same period in 2007.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 6

Total Cash Costs(1) per Gold Ounce Sold

Period ended
	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Cash operating costs (CDN$ millions)	$8.1	$5.2	$14.5	$9.9
Divided by ounces sold	10,800	7,100	19,600	14,600
Total cash costs per ounce (CDN$)	$750	$732	$740	$678

CDN$ Exchange Rate	1.0100	1.0984	1.0070	1.1349
Total cash costs per ounce (US$)	$743	$667	$735	$597

(1)	For an explanation of the use of non-GAAP performance measures refer to page 10.

Depreciation, Depletion and Accretion

During the second quarter of 2008, depreciation, depletion and accretion of the Company’s gold assets increased by 22% to $2.8 million from $2.3 million reported for the comparable period in 2007.  For the six months ended June 30, 2008, depreciation, depletion and accretion was $5.3 million, a 29% increase over the $4.1 million reported in 2007.  These results were largely due to more tonnes being mined and milled during the periods.  Depreciation, depletion and accretion of the Company’s oil and natural gas assets was relatively unchanged period over period.

Other Income (Expense)

For the three months and six months ended June 30, 2008, general and administrative costs, interest and other and stock compensation costs were relatively unchanged period over period.  The gain on sale of assets represents the gain realized on the sale of certain of the Company’s available-for-sale securities.

Income Taxes

The income tax recovery of $2.2 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2007 and the subsequent renouncement of those expenditures in 2008.  A similar benefit of $1.7 million was recorded in 2007.

Liquidity & Financial Resources

At June 30, 2008, the Company had working capital of $19.1 million, a $13.1 million improvement over the $6.0 million reported at the end of the first quarter of 2008 (December 31, 2007 - $11.9 million).  The improvement was largely due to proceeds received from the debenture financing.  Included in working capital at June 30, 2008 are the demand loans of $5.0 million (December 31, 2007 - $6.0 million).  These are demand loans and the entire amount has been classified as a current liability for accounting purposes.

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  To fund the preceding requirements and the continued exploration and dewatering costs expected at the Madsen property, the Company completed a debenture offering for gross proceeds of $18.1 million during the second quarter.  Subsequent to 2008, the Company believes operating cash flows may not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties.  The Company intends to divest of non core assets, the proceeds of which will decrease the need for additional capital to be raised through equity issues.

Investing

Mineral property expenditures during the first six months of 2008 were $13.7 million, a $3.2 million decrease from the same period in 2007. Year to date, expenditures were comprised of the following: Seabee mine development of $4.6 million (Q2 2007 - $5.9 million); exploration costs, focusing primarily on the Madsen exploration project, of $5.2 million (Q2 2007 - $6.6 million); and property, plant and equipment expenditures of $3.9 million (Q2 2007 - $4.4 million). Property, plant and equipment expenditures include mining equipment, camp infrastructure, tailings management facility expansion and Madsen dewatering charges.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 7

Oil and natural gas capital expenditures of $0.6 million during 2008 were slightly higher than the $0.4 million recorded in the comparable period in 2007.  This was the result of increased spending at the Nipisi Unit.

Financing

During the second quarter, the Company closed a debenture offering for gross proceeds of $18.1 million.  The debenture features a 12%, five year term with monthly interest only payments.  Debenture holders are entitled to warrants in the amount of 10% of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The debenture also features certain redemption and retraction provisions.  The debenture is secured by a general security agreement covering all the Company’s assets.  The security interest, excluding the Company’s oil and natural gas assets and is subordinated to all bank debt.

Financing activities during the first half of 2008 included the issuance of 114,633 common shares pursuant to the Company’s Employee Share Purchase Plan.

The $0.4 million increase in production royalties and $0.6 million decrease in deferred revenue was a result of the accrual of interest expense and amortization of certain fees relating to the Red Mile royalty transactions.

During the first three months and first half of this year, the Company repaid $0.5 million and $1.0 million of its demand loans outstanding, respectively.  The proceeds and repayments on capital lease obligations relate primarily to production equipment.

CHANGES IN ACCOUNTING POLICIES

Refer to Note 2 to these unaudited consolidated financial statements for information pertaining to accounting changes effective January 1, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS

On February 1, 2008 the CICA issued section 3064, Goodwill and Intangible assets.  This Section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Company is currently reviewing this new standard in order to determine its impact.

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 8

OUTLOOK

The Company’s 2008 production and cost forecasts remain relatively unchanged for the Seabee operation.  Gold production from the Seabee area operations is targeted to remain between 48,000 and 52,000 ounces, with mine operating costs expected to remain between $30 and $31 million.  Capital investment is expected to be at full year 2007 levels, largely as a result of continued investment at the Madsen exploration properties and increases to property, plant and equipment at the Seabee operation.  Notwithstanding the oil and natural gas transaction, and potential sale, discussed within this Management’s Discussion & Analysis, oil and natural gas revenues are still expected to remain at 2007 levels or decline only slightly - a result of much improved petroleum and natural gas pricing.  Operating costs and capital expenditures should decline as a result of the decreased working interest.

KEY SENSITIVITIES

Earnings from Claude’s gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share.

Oil & Natural Gas

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share).  For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.4 million ($0.00 per share).  A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

BALANCE SHEET

The Company’s total assets were $218.2 million at June 30, 2008, compared to $199.4 million at year-end 2007.  The $18.8 million increase is comprised largely of the following:  a $2.4 million increase in Accounts receivable - attributable to proceeds receivable from the debenture offering combined with increased amounts due pursuant to the recent oil and natural gas transactions; a $7.1 million increase in Inventories and stockpiled ore - largely a result of the winter ice road resupply; a $2.6 million increase in Shrinkage stope platform costs largely attributable to higher costs accrued; an $8.5 million increase in Mineral properties largely comprised of development and property, plant and equipment costs at the Seabee mine as well as exploration and mine dewatering costs at the Madsen property; and, offsetting these, a $2.6 million decrease in Cash and cash equivalents and $1.2 million decrease in Interest receivable on restricted promissory notes.

Total liabilities were $129.3 million at June 30, 2008, compared to $111.3 million at December 31, 2007.  The $18.0 million increase was comprised largely of the following:  a $0.9 million increase in Bank indebtedness; an increase of $1.7 million in Accounts payable and accrued liabilities, resulting from the timing of the winter ice road resupply; a $16.6 million increase in Long-term debt, representing net debenture proceeds; and, offsetting these, a decrease of $1.2 million in Interest payable on royalty obligations and $1.0 million decrease in Demand loans.

Shareholders’ equity increased by $0.8 million to $88.9 million at the end of the second quarter 2008, from $88.1 million at December 31, 2007. This result is largely attributable to the following: a $0.8 million increase in Contributed surplus which was primarily due to the fair market valuation of the 1.8 million warrants which formed part of the debenture offering; a $2.4 million increase in Accumulated other comprehensive income, a result of the unrealized gain on the Company’s available-for-sale securities; and, offsetting these, a decrease in Share capital of $2.1 million, due primarily to the estimated income tax benefit arising from the issuance of flow through shares in 2007 and the subsequent renouncement of those expenditures in 2008.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 9

OUTSTANDING SHARE DATA

At July 31, 2008, there were 97,112,030 million common shares outstanding. In addition, there were 3.9 million director, employee and consultant stock options and 1.8 million warrants outstanding; stock options outstanding have exercise prices of $0.53 to $2.10 per share while the warrants outstanding have an exercise price of $1.60 per share.

CONTRACTUAL OBLIGATIONS

At June 30, 2008, other than the debenture financing described in Note 6 to these unaudited consolidated financial statements, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2007.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary financial data for the Company’s last eight quarters:

Quarterly Information

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Unaudited ($ millions)	2008	2008	2007	2007	2007	2007	2006	2006

Gold sales	9.9	8.1	11.0	8.2	5.0	5.7	7.5	7.7
Oil and natural gas sales	2.4	2.3	2.4	2.1	2.3	2.2	2.0	2.3
Net earnings (loss)	(0.8)	0.4	(1.8)	(1.8)	(3.4)	-	(0.4)	-
Net earnings (loss) per share(1)	(0.01)	0.00	(0.02)	(0.02)	(0.04)	(0.00)	(0.01)	0.00
Average realized gold price (CDN$)	915	922	776	720	695	765	706	703
Average realized gold price (US$)	906	918	790	689	633	653	620	627
Ounces sold(2)	10,800	8,800	14,200	11,400	7,100	7,500	10,700	11,000
Tonnes milled(3)	58,000	51,100	65,500	65,700	49,400	47,000	66,900	59,400
Ounces produced(3)	11,500	8,400	12,200	15,100	9,800	7,300	10,900	11,100
Grade processed (g/t)	6.45	5.37	6.08	7.46	6.38	5.13	5.44	6.14
Cash cost per ounce(4) (CDN$/oz)	750	729	610	591	732	631	533	468

CDN$/US$ Exchange	1.0100	1.0042	0.9818	1.0448	1.0984	1.1714	1.1393	1.1212

(1)   Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)   Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.
(3)    Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(4)    For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures on page 10.”

The financial results for the last eight quarters reflect the following general trends:

•	improving gold sales over the period, notwithstanding Q1 2008;
•	improvement in average realized gold prices partially offset by the strengthening Canadian dollar;
•	relatively constant gold production notwithstanding the poor first half of 2007 and Q1 2008;
•	increasing cash cost per ounce - a result of increased mine operating costs and lower gold sales volume (primarily during the first half of 2007 and Q1 2008); and
•	constant oil and natural gas sales - a combination of higher realized petroleum prices offset by normal production declines.

Claude Resources Inc.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 10

CRITICAL ACCOUNTING ESTIMATES

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007, available at www.sedar.com.

RISKS AND UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As of June 30, 2008, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No significant changes were made in our internal controls over financial reporting during the period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP PERFORMANCE MEASURES

The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold Institute.  Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” that are based on Claude Resources Inc.’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.

A discussion of these and other factors that may affect Claude Resources Inc.’s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect Claude Resources Inc.’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

ADDITIONAL INFORMATION

Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian (www.sedar.com) and US (www.sec.gov) securities regulatory authorities websites.  Certain documents are also available on the Company’s website at www.claudresources.com.

Claude Resources Inc.